UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: July 31, 2006

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 Clay Suite 4200 Houston, Texas	**77002**
(Address of principal executive offices)	(Zip code)

713-651-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

EOG RESOURCES, INC.

Item 2.02 Results of Operations and Financial Condition.

On July 31, 2006, EOG Resources, Inc. issued a press release announcing second quarter 2006 financial and operational results. A copy of this release is attached as Exhibit 99.1 to this filing and is incorporated herein by reference. This information is not deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 and is not incorporated by reference into any Securities Act registration statements.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

99.1   Press Release of EOG Resources, Inc. dated July 31, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EOG RESOURCES, INC.
(Registrant)

Date: July 31, 2006   By: /s/ TIMOTHY K. DRIGGERS
                                                    Timothy K. Driggers
                                                    Vice President and Chief Accounting Officer
                                                    (Principal Accounting Officer)

EXHIBIT INDEX

Exhibit No.	**Description**
99.1	Press Release of EOG Resources, Inc. dated July 31, 2006

EXHIBIT 99.1

EOG Resources, Inc.
News Release
For Further Information Contact:

Investors
Maire A. Baldwin
(713) 651-6EOG (651-6364)

Media and Investors
Elizabeth M. Ivers
(713) 651-7132

EOG RESOURCES REPORTS SECOND QUARTER 2006 RESULTS
- 10.6 Percent Organic Increase in United States Natural Gas and Natural Gas Liquids Production Over First Six Months of 2005
- Continued Drilling Success in Johnson County

FOR IMMEDIATE RELEASE: Monday, July 31, 2006

HOUSTON - EOG Resources, Inc. (EOG) today reported second quarter 2006 net income available to common of $329.6 million, or $1.34 per share. This compares to second quarter 2005 net income available to common of $247.6 million, or $1.02 per share.

The results for the second quarter 2006 included a tax benefit of $18.6 million ($0.08 per share) related to a Canadian federal tax rate reduction, a tax benefit of $13.4 million ($0.05 per share) related to a provincial tax rate reduction in Alberta, Canada, a tax expense of $5.2 million ($0.02 per share) related to a revision of the Texas franchise tax law and a previously disclosed $91.0 million ($58.6 million after tax, or $0.24 per share) gain on the mark-to-market of financial commodity price transactions. During the quarter, the net cash realized related to financial commodity contracts was $63.9 million ($41.1 million after tax, or $0.17 per share). Reflecting these items, second quarter 2006 adjusted non-GAAP net income available to common was $285.3 million, or $1.16 per share. Last year's second quarter results included a positive adjustment to revenue of $19.3 million ($8.7 million after tax, or $0.04 per share) related to an amended gas sales agreement. Reflecting this item, second quarter 2005 adjusted non-GAAP net income available to common was $238.9 million, or $0.98 per share. (Please refer to the attached tables for the reconciliation of adjusted non-GAAP net income available to common to net income available to common.)

Operational Highlights

In the United States for the first six months of 2006, EOG's natural gas and natural gas liquids production increased 10.6 percent over the same period last year driven in part by success from the Barnett Shale Play in Central Texas. Favorable results from EOG's Rocky Mountain, East Texas and North Louisiana drilling programs also bolstered EOG's solid performance.

"Production from the Barnett Shale continues to surpass our internal forecast. We recently achieved net natural gas production of over 140 million cubic feet per day, which exceeds our original plan and is also approaching our original year-end target," said Mark G. Papa, Chairman and Chief Executive Officer. "The organic growth rate and operational success of the Barnett have been tremendous considering that this time last year, we were producing about 36 million a day from the play."

Another area recording strong performance during the second quarter was South Texas. EOG reported successful drilling results from the Frio Formation in San Patricio County. The Kirk Gas Unit #4, in which EOG has an 87 percent working interest, was drilled to a depth of over 12,000 feet. After fracture stimulation, the well tested at a gross rate of 13 million cubic feet per day (MMcfd) of natural gas and approximately 800 barrels of condensate per day. Several offset well locations are planned for later in the year. Also in South Texas, EOG reported success from the Lobo formation. EOG has an 88 percent working interest in both the Slator Ranch V#1 and the Slator Ranch W#1 that were each drilled to depths of approximately 11,000 feet. The V#1 is producing at a gross rate of 13 MMcfd and the W#1 at 18 MMcfd of natural gas.

Capital Structure

In keeping with EOG's long-term strategy, in the second quarter EOG further reduced long-term debt outstanding to $893 million at June 30, 2006. At quarter end, cash on the balance sheet was $759 million for non-GAAP net debt of $134 million. (Please refer to the attached tables for the reconciliation of non-GAAP net debt to current and long-term debt.) The company's debt-to-total capitalization ratio was 15 percent at June 30, 2006, down from 19 percent at December 31, 2005.

"With the second quarter results now in, EOG continues to be positioned to meet its 2006 goals of achieving strong organic production growth, maintaining low net debt and achieving high rates of return on equity and return on capital employed," said Papa.

Conference Call Scheduled for August 1, 2006

An updated investor presentation and reconciliation schedules will be posted to the EOG website prior to the conference call.

EOG's second quarter 2006 conference call will be available via live audio webcast at 9 a.m. Central Daylight Time (10 a.m. Eastern Daylight Time) Tuesday, August 1, 2006. To listen, log on to www.eogresources.com. The webcast will be archived on EOG's website through Tuesday, August 15, 2006.

EOG Resources, Inc. is one of the largest independent (non-integrated) oil and natural gas companies in the United States with proved reserves in the United States, Canada, offshore Trinidad and the United Kingdom North Sea. EOG Resources, Inc. is listed on the New York Stock Exchange and is traded under the ticker symbol "EOG."

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts, including, among others, statements regarding EOG's future financial position, business strategy, budgets, reserve information, projected levels of production, projected costs and plans and objectives of management for future operations, are forward-looking statements. EOG typically uses words such as "expect," "anticipate," "estimate," "strategy," "intend," "plan," "target" and "believe" or the negative of those terms or other variations of them or by comparable terminology to identify its forward-looking statements. In particular, statements, express or implied, concerning future operating results, the ability to replace or increase reserves or to increase production, or the ability to generate income or cash flows are forward-looking statements. Forward-looking statements are not guarantees of performance. Although EOG believes its expectations reflected in forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will be achieved. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among others: the timing and extent of changes in commodity prices for crude oil, natural gas and related products, foreign currency exchange rates and interest rates; the timing and impact of liquefied natural gas imports and changes in demand or prices for ammonia or methanol; the extent and effect of any hedging activities engaged in by EOG; the extent of EOG's success in discovering, developing, marketing and producing reserves and in acquiring oil and gas properties; the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise; the availability and cost of drilling rigs, experienced drilling crews, materials and equipment used in well completions, and tubular steel; the availability, terms and timing of governmental and other permits and rights of way; the availability of pipeline transportation capacity; the availability of compression uplift capacity; the extent to which EOG can economically develop its Barnett Shale acreage outside of Johnson County, Texas; whether EOG is successful in its efforts to more densely develop its acreage in the Barnett Shale and other production areas; political developments around the world; acts of war and terrorism and responses to these acts; weather; and financial market conditions. In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements might not occur. Forward-looking statements speak only as of the date made and EOG undertakes no obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. As noted above, statements of proved reserves are only estimates and may be imprecise. Any reserve estimates provided in this press release that are not specifically designated as being estimates of proved reserves may include not only proved reserves, but also other categories of reserves that the SEC's guidelines strictly prohibit EOG from including in filings with the SEC. Investors are urged to consider closely the disclosure in EOG's Annual Report on Form 10-K for fiscal year ended December 31, 2005, available from EOG at P.O. Box 4362, Houston, Texas 77210-4362 (Attn: Investor Relations). You can also obtain this form from the SEC by calling 1-800-SEC-0330 or from the SEC's website at www.sec.gov.

EOG RESOURCES, INC.
FINANCIAL REPORT
(Unaudited; in millions, except per share data)

	Quarter Ended June 30		Six Months Ended June 30	
	2006	2005	2006	2005
Net Operating Revenues	$ 919.1	$ 783.9	$ 2,003.6	$ 1,472.1
Net Income Available to Common	$ 329.6	$ 247.6	$ 754.4	$ 448.4
Net Income Per Share Available to Common				
Basic	$ 1.36	$ 1.04	$ 3.13	$ 1.89
Diluted	$ 1.34	$ 1.02	$ 3.07	$ 1.85
Average Number of Shares Outstanding				
Basic	241.6	238.3	241.4	237.8
Diluted	245.9	243.4	245.8	242.8

SUMMARY INCOME STATEMENTS
(Unaudited; in thousands)

	Quarter Ended June 30		Six Months Ended June 30	
	2006	2005	2006	2005
Net Operating Revenues				
Wellhead Natural Gas	$ 642,969	$ 625,564	$ 1,432,030	$ 1,168,670
Wellhead Crude Oil, Condensate and Natural Gas Liquids	185,036	157,307	369,754	301,843
Gains (Losses) on Mark-to-Market Commodity Derivative Contracts	91,022	-	198,046	(940)
Other, Net	61	1,053	3,794	2,507
Total	919,088	783,924	2,003,624	1,472,080
Operating Expenses				
Lease and Well	87,287	66,558	174,771	132,326
Transportation Costs	25,913	20,293	54,009	37,400
Exploration Costs	35,313	27,994	74,705	62,810
Dry Hole Costs	14,668	22,537	25,394	37,119
Impairments	22,680	24,231	45,453	36,403
Depreciation, Depletion and Amortization	192,928	159,896	370,580	312,912
General and Administrative	38,607	30,113	74,898	58,800
Taxes Other Than Income	46,858	37,613	100,552	79,526
Total	464,254	389,235	920,362	757,296
Operating Income	454,834	394,689	1,083,262	714,784
Other Income, Net	21,844	6,874	36,400	12,339
Income Before Interest Expense and Income Taxes	476,678	401,563	1,119,662	727,123
Interest Expense, Net	12,384	14,687	25,537	28,644
Income Before Income Taxes	464,294	386,876	1,094,125	698,479
Income Tax Provision	132,877	137,420	336,001	246,320
Net Income	331,417	249,456	758,124	452,159
Preferred Stock Dividends	1,858	1,858	3,716	3,716
Net Income Available to Common	$ 329,559	$ 247,598	$ 754,408	$ 448,443

EOG RESOURCES, INC.
OPERATING HIGHLIGHTS
(Unaudited)

	Quarter Ended June 30		Six Months Ended June 30	
	2006	2005	2006	2005
Wellhead Volumes and Prices				
Natural Gas Volumes (MMcfd)				
United States	776	706	767	698
Canada	225	228	227	231
United States & Canada	1,001	934	994	929
Trinidad	265	214	274	209
United Kingdom	25	34	30	34
Total	1,291	1,182	1,298	1,172
Average Natural Gas Prices ($/Mcf)				
United States	$ 6.33	$ 6.64	$ 7.04	$ 6.31
Canada	6.28	6.02	7.08	5.85
United States & Canada Composite	6.32	6.49	7.04	6.20
Trinidad	2.18	2.92 [A]	2.31	2.35 [B]
United Kingdom	6.34	5.54	9.32	6.10
Composite	5.47	5.82	6.10	5.51
Crude Oil and Condensate Volumes (MBbld)				
United States	19.5	21.7	20.2	22.1
Canada	2.4	2.5	2.5	2.5
United States & Canada	21.9	24.2	22.7	24.6
Trinidad	4.8	4.2	5.2	4.1
United Kingdom	0.1	0.1	0.1	0.2
Total	26.8	28.5	28.0	28.9
Average Crude Oil and Condensate Prices ($/Bbl)				
United States	$ 67.69	$ 51.03	$ 63.70	$ 49.90
Canada	62.62	46.58	57.12	45.68
United States & Canada Composite	67.06	50.58	62.92	49.47
Trinidad	67.47	53.05	64.45	49.22
United Kingdom	65.80	49.10	61.04	43.93
Composite	67.13	50.93	63.21	49.41
Natural Gas Liquids Volumes (MBbld)				
United States	9.0	7.9	8.1	6.7
Canada	0.6	1.2	0.7	1.3
Total	9.6	9.1	8.8	8.0
Average Natural Gas Liquids Prices ($/Bbl)				
United States	$ 41.02	$ 30.51	$ 39.32	$ 30.01
Canada	46.55	30.52	44.56	28.80
Composite	41.38	30.51	39.72	29.81
Natural Gas Equivalent Volumes (MMcfed)				
United States	947	885	937	870
Canada	244	249	246	254
United States & Canada	1,191	1,134	1,183	1,124
Trinidad	293	238	305	235
United Kingdom	26	35	30	35
Total	1,510	1,407	1,518	1,394
Total Bcfe	137.4	128.1	274.8	252.3

(A) Includes $0.99 per Mcf as a result of a revenue adjustment related to an amended Trinidad take-or-pay contract.
(B) Includes $0.51 per Mcf as a result of a revenue adjustment related to an amended Trinidad take-or-pay contract.

EOG RESOURCES, INC.
SUMMARY BALANCE SHEETS
(Unaudited; in thousands, except share data)

	June 30, 2006	December 31, 2005
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 759,108	$ 643,811
Accounts Receivable, Net	597,564	762,207
Inventories	98,430	63,215
Assets from Price Risk Management Activities	108,344	11,415
Deferred Income Taxes	-	24,376
Other	35,264	58,214
Total	1,598,710	1,563,238
Oil and Gas Properties (Successful Efforts Method)	12,446,522	11,173,389
Less: Accumulated Depreciation, Depletion and Amortization	(5,512,505)	(5,086,210)
Net Oil and Gas Properties	6,934,017	6,087,179
Other Assets	109,430	102,903
Total Assets	$ 8,642,157	$ 7,753,320
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 680,575	$ 679,548
Accrued Taxes Payable	131,150	140,902
Dividends Payable	14,799	9,912
Deferred Income Taxes	83,672	164,659
Current Portion of Long-Term Debt	124,075	126,075
Other	48,246	50,945
Total	1,082,517	1,172,041
Long-Term Debt	768,442	858,992
Other Liabilities	296,407	283,407
Deferred Income Taxes	1,346,395	1,122,588
Shareholders' Equity		
Preferred Stock, $0.01 Par, 10,000,000 Shares Authorized:		
Series B, 100,000 Shares Issued, Cumulative,		
$100,000,000 Liquidation Preference	99,181	99,062
Common Stock, $0.01 Par, 640,000,000 Shares Authorized and		
249,460,000 Shares Issued	202,495	202,495
Additional Paid In Capital	91,852	84,705
Unearned Compensation	-	(36,246)
Accumulated Other Comprehensive Income	242,827	177,137
Retained Earnings	4,645,763	3,920,483
Common Stock Held in Treasury, 6,861,919 Shares at		
June 30, 2006 and 7,385,862 Shares at December 31, 2005	(133,722)	(131,344)
Total Shareholders' Equity	5,148,396	4,316,292
Total Liabilities and Shareholders' Equity	$ 8,642,157	$ 7,753,320

EOG RESOURCES, INC.

<u>**SUMMARY STATEMENTS OF CASH FLOWS**</u>

(Unaudited; in thousands)

	Six Months Ended June 30	
	2006	2005
Cash Flows from Operating Activities		
Reconciliation of Net Income to Net Cash Provided by Operating Activities:		
Net Income	$ 758,124	$ 452,159
Items Not Requiring Cash		
Depreciation, Depletion and Amortization	370,580	312,912
Impairments	45,453	36,403
Stock-Based Compensation Expenses	19,618	5,699
Deferred Income Taxes	153,552	109,278
Other, Net	(7,485)	(366)
Dry Hole Costs	25,394	37,119
Mark-to-Market Commodity Derivative Contracts		
Total (Gains) Losses	(198,046)	940
Realized Gains	93,913	9,807
Tax Benefits From Stock Options Exercised	-	18,309
Other, Net	4,710	(5,323)
Changes in Components of Working Capital and Other Liabilities		
Accounts Receivable	169,350	(5,081)
Inventories	(35,066)	(12,185)
Accounts Payable	(5,225)	16,934
Accrued Taxes Payable	(11,470)	5,200
Other Liabilities	(936)	(5,325)
Other, Net	3,674	(10,917)
Changes in Components of Working Capital Associated with		
Investing and Financing Activities	(9,708)	19,842
Net Cash Provided by Operating Activities	1,376,432	985,405
Investing Cash Flows		
Additions to Oil and Gas Properties	(1,189,927)	(762,347)
Proceeds from Sales of Assets	14,553	31,578
Changes in Components of Working Capital Associated with		
Investing Activities	9,742	(19,950)
Other, Net	(14,256)	(16,111)
Net Cash Used in Investing Activities	(1,179,888)	(766,830)
Financing Cash Flows		
Net Commercial Paper and Line of Credit Borrowings	-	39,475
Long-Term Debt Borrowing	10,000	-
Long-Term Debt Repayments	(102,550)	-
Dividends Paid	(27,712)	(20,220)
Excess Tax Benefits from Stock-Based Compensation Expenses	20,841	-
Proceeds from Stock Options Exercised and Employee Stock Purchase Plan	11,143	24,372
Other, Net	(214)	108
Net Cash (Used in) Provided by Financing Activities	(88,492)	43,735
Effect of Exchange Rate Changes on Cash	7,245	(589)
Increase in Cash and Cash Equivalents	115,297	261,721
Cash and Cash Equivalents at Beginning of Period	643,811	20,980
Cash and Cash Equivalents at End of Period	$ 759,108	$ 282,701

EOG RESOURCES, INC.
QUANTITATIVE RECONCILIATION OF ADJUSTED NET INCOME AVAILABLE TO COMMON (Non-GAAP)
TO NET INCOME AVAILABLE TO COMMON (GAAP)
(Unaudited; in thousands, except per share data)

The following chart adjusts three-month and six-month periods ended June 30 reported Net Income Available to Common to reflect actual cash realized from oil and gas hedges by eliminating the unrealized mark-to-market gains or losses from these transactions, to add the one-time tax expense related to Texas (US) franchise tax law revision in the second quarter of 2006, to eliminate tax benefits related to the Alberta (Canada) provincial tax rate reduction and Canadian federal tax rate reduction in the second quarter of 2006 and to eliminate the upward revenue adjustment for an amended Trinidad gas sales agreement recorded in the second quarter of 2005. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust reported company earnings to match realizations to production settlement months and make certain other adjustments to exclude one-time items. EOG management uses this information for comparative purposes within the industry.

| | Quarter Ended June 30 | | Six Months Ended June 30 | |
	2006	2005	2006	2005
Reported Net Income Available to Common (GAAP)	$ 329,559	$ 247,598	$ 754,408	$ 448,443
Mark-to-Market (MTM) Commodity Derivative Contracts Impact				
Total (Gains) Losses	(91,022)	-	(198,046)	940
Realized Gains	63,859	-	93,913	9,807
Subtotal	(27,163)	-	(104,133)	10,747
After Tax MTM Impact	(17,479)	-	(67,010)	6,916
Add: Tax Expense Related to Texas (US) Franchise Tax Law Revision	5,221	-	5,221	-
Less: Tax Benefit Related to Alberta (Canada) Provincial Tax				
Rate Reduction	(13,449)	-	(13,449)	-
Less: Tax Benefit Related to Canadian Federal Tax Rate Reduction	(18,593)	-	(18,593)	-
Less: Revenue Adjustment for an Amended Trinidad Gas Sales				
Agreement, Net of Tax	-	(8,672)	-	(8,672)
Adjusted Net Income Available to Common (Non-GAAP)	$ 285,259	$ 238,926	$ 660,577	$ 446,687
Adjusted Net Income Per Share Available to Common (Non-GAAP)				
Basic	$ 1.18	$ 1.00	$ 2.74	$ 1.88
Diluted	$ 1.16	$ 0.98	$ 2.69	$ 1.84
Average Number of Shares Outstanding				
Basic	241,613	238,252	241,370	237,752
Diluted	245,887	243,414	245,827	242,771

EOG RESOURCES, INC.
QUANTITATIVE RECONCILIATION OF DISCRETIONARY CASH FLOW AVAILABLE TO COMMON (Non-GAAP)
TO NET CASH PROVIDED BY OPERATING ACTIVITIES (GAAP)
(Unaudited; in thousands)

The following chart reconciles three-month and six-month periods ended June 30 Net Cash Provided by Operating Activities to Discretionary Cash Flow Available to Common. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust net cash provided by operating activities for changes in components of Working Capital, Other Liabilities and Preferred Stock Dividends. EOG management uses this information for comparative purposes within the industry.

	Quarter Ended June 30		Six Months Ended June 30	
	2006	2005	2006	2005
Net Cash Provided by Operating Activities (GAAP)	$ 589,665	$ 503,566	$ 1,376,432	$ 985,405
Adjustments				
Exploration Costs	35,313	27,994	74,705	62,810
Changes in Components of Working Capital and Other Liabilities				
Accounts Receivable	(34,200)	10,599	(169,350)	5,081
Inventories	21,696	3,484	35,066	12,185
Accounts Payable	(4,310)	(43,286)	5,225	(16,934)
Accrued Taxes Payable	40,768	36,606	11,470	(5,200)
Other Liabilities	6,364	8,992	936	5,325
Other, Net	(6,764)	4,458	(3,674)	10,917
Changes in Components of Working Capital Associated with Investing and Financing Activities	(23,479)	5,878	9,708	(19,842)
Preferred Dividends	(1,858)	(1,858)	(3,716)	(3,716)
Discretionary Cash Flow Available to Common (Non-GAAP)	$ 623,195	$ 556,433	$ 1,336,802	$ 1,036,031

EOG RESOURCES, INC.
QUANTITATIVE RECONCILIATION OF NET DEBT (NON-GAAP)
TO CURRENT AND LONG-TERM DEBT (GAAP)
(Unaudited; in millions)

The following chart reconciles Current and Long-Term Debt (GAAP) to Net Debt (Non-GAAP). A portion of the cash is associated with international subsidiaries; tax considerations may impact debt paydown. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who utilize Net Debt in their calculation. EOG management uses this information for comparative purposes within the industry.

	June 30, 2006
Current and Long-Term Debt (GAAP)	$ 893
Less: Cash	(759)
Net Debt (Non-GAAP)	$ 134